FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 15, 2007

Minco Silver Corporation is pleased to announce that the Phase VI drilling program has begun on the Fuwan Silver deposit located in Guangdong Province, China.  Based on positive results to date, there is a good indication that mineralization can be extended along strike and down-dip.  The Phase VI program primarily consists of step-out drilling designed to expand the resource.  The program comprises 49 holes for approximately 13,000 metres of drilling. Please visit the company's website at www.mincosilver.ca to view a map of the Phase VI drilling area.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 18, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  October 18, 2007

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MSV
For Immediate Release	October 18, 2007

NEWS RELEASE

MINCO SILVER HAS STARTED PHASE VI DRILLING AT FUWAN

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to announce that the Phase VI drilling program has begun on the Fuwan Silver deposit located in Guangdong Province, China.  Based on positive results to date, there is a good indication that mineralization can be extended along strike and down-dip.  The Phase VI program primarily consists of step-out drilling designed to expand the resource.  The program comprises 49 holes for approximately 13,000 metres of drilling. Please visit the company's website at www.mincosilver.ca to view a map of the Phase VI drilling area.

The program will further test the silver mineralization within the Fuwan property and attempt to extend the known mineralization to the Southwest and Southeast respectively.  Step-out drilling is also planned to potentially further extend the known mineralization down-dip and along strike of the Fuwan trend.  Drill spacing for the Phase VI program will vary from 40 x 80 metres to 160 x 160 metres.

Condemnation drilling is also planned for the proposed mill site from the Conceptual Site Layout prepared by SRK Consulting.  This area will be tested for mineralization and major structures, and provide data for future mill design considerations.

Minco Silver is currently operating 8 drill rigs on the property for the Phase VI program and for the Hydrological testing program which is proceeding well. To date, a total of 7 holes for detailed pumping tests have been completed and 3 are in progress with an additional 2 holes planned to conclude the program.

Assay results for the remaining Phase V drill holes are still pending and the Company intends to start an updated resource estimation soon after they are received.  The new resource estimate will incorporate all historical drilling as well as Phases I through V, and will be used as a basis for the Chinese Mining License application.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and its properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.